CAPITOL SERIES TRUST

Amendment No. 10 to Agreement and Declaration of Trust

The undersigned, being the President and Chief Executive Officer of Capitol Series Trust (the “Trust”), hereby certifies that the following resolutions were adopted by the Board of Trustees (the “Board”) of the Trust, including those Trustees voting independently, at a meeting of the Board held on March 7 and 8, 2018:

Resolved that pursuant to Section 7.3 of the Trust’s Agreement and Declaration of Trust, I hereby amend in its entirety Section 3.1(d) of the Agreement and Declaration of Trust to read as follows:

“(d) Resignation and Retirement. Any Trustee may resign his trust or retire as a Trustee, pursuant to a written instrument signed by him and delivered to the other Trustees or to any officer of the Trust, and such resignation or retirement shall take effect upon such delivery or upon such later date as is specified in such instrument. Trustees shall be required to retire as a Trustee at age 78. At the pleasure and request of the Board, a former Trustee may serve as Trustee Emeritus in a non-voting capacity for a period of two (2) years following his or her retirement or resignation.”

Further Resolved that the above paragraph shall supersede and take the place of the existing Section 3.1(d) of the Agreement and Declaration of Trust.

This document shall have the status of an amendment to said Agreement and Declaration of Trust.

Date: March 8, 2018	/s/ Dina Tantra
Dina Tantra, President and CEO